December 2, 2024

VIA E-mail

Jay G. Baris
Matthew Kutner
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

      Re: **Victory Portfolios IV**
           Initial Registration Statement on Form N-1A
           File Nos. 333-282907, 811-24019

Dear Messrs. Baris and Kutner:

        On November 1, 2024, you filed an initial registration statement on Form N-1A on behalf of Victory Portfolios IV to register shares of the funds listed in <u>Appendix A</u> (the "Funds," and each, a "Fund").[1] We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. To minimize duplication of comments across the Funds, we have provided one set of comments for all Funds, as applicable, unless we state that a comment specifically applies to a particular Fund or subset of Funds. Therefore, any reference to a Fund is generally a reference to all Funds for which the comment is applicable. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement. References to Items are to Form N-1A.

General

1. We note that substantial portions of the registration statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee tables, hypothetical expense examples, references to the auditor, auditor's consent, and financial statements. A full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when the registrant completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally (including information about the predecessor funds),

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[1] We note that you filed an initial registration statement on October 30, 2024 to register twenty-five funds. You also filed an amended registration statement on November 1, 2024 to: (i) register shares of four additional series and (ii) include three Statements of Additional Information for the four funds that also supplemented (and were intended to replace) the Statements of Additional Information filed on October 30, 2024 with respect to ten funds. Because you have confirmed to us that the amended registration statement did not include – but was intended to include – all twenty-nine funds, we have provided comments for all of the funds, with the initial filing date of all funds being deemed as November 1, 2024.

or on exhibits added in any amendment.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

3. Please update the Fund's ticker symbol in EDGAR. *See* Items 1(a)(2) and 14(a)(2); Regulation S-T, Rule 313(b)(1). In addition, please review and confirm that the Series names in the EDGAR system match the names of the Funds as they are listed in the prospectuses. Please also supplementally explain why, in the prospectuses, some of the classes for particular Series do not show ticker symbols or otherwise add these ticker symbols.

PROSPECTUS

General

4. In the "Performance" section, the Fund indicates that it has adopted the performance of the "predecessor fund" as the result of a reorganization of the predecessor fund into the Fund on [ ] (the "Reorganization"). Please supplementally provide the staff with additional information and background on the predecessor fund, including the status of the reorganization and the timing of the reorganization in relation to effectiveness of the registration statement. Please confirm supplementally that the Fund will not sell shares using this registration statement until the reorganization is consummated.

Fees and Expenses

5. If Other Expenses of the Fund will not be estimates, but rather are incorporating the expenses of the predecessor fund, please delete footnote 3 to the fee table, which states that Other Expenses are based on estimated amounts for the current fiscal year.

Portfolio Turnover

6. Please ensure that each Fund refers to the predecessor fund's portfolio turnover rate, rather than the Fund's portfolio turnover rate, in the last sentence of this section. In addition, please define predecessor fund the first time such term is used.

Principal Investment Strategy

7. Where a Fund's principal investment strategy includes investments in other investment companies, please: (1) if acquired fund fees and expenses from such investments will exceed 0.01% of the average net assets of a series, please confirm that these fees and expenses will be included as a separate line item in the fee table, or; (2) if acquired fund fees and expenses are not expected to exceed one basis point, confirm supplementally that such expenses are included in the "Other Expenses" line in the fee table. *See* Instruction 3(f)(i) of Item 3.

8. Where it is stated that the Adviser "generally" will not invest Fund assets in companies "engaged in" (or, as alternately stated in some prospectuses, "significantly involved in") the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs, or other ESG-related categories of investments, please add disclosure in response to Item 9 clarifying, if accurate, that an investment could be made in a

company that is engaged in or has significant involvement in the activities listed above, the circumstances under which the Adviser may make such investments and, where the disclosure includes "significantly involved," please disclose what that means. This comment applies to the Funds listed in comment 10 in addition to any other Fund containing similar language.

9. For Funds that integrate environmental, social and corporate governance ("ESG") considerations into their investment research processes, please provide, in response to Item 9, some examples of ESG criteria that it considers for the particular Fund. We note, for example, that the Victory Pioneer CAT Bond Fund primarily invests in catastrophe bonds and other insurance-and reinsurance-related securities, but it is not clear from the ESG integration disclosure how the Fund integrates ESG into its investment process.

10. Regarding Victory Pioneer Balanced Fund; Victory Pioneer Global Equity Fund; Victory Pioneer Global Growth Fund; Victory Pioneer Global Value Fund; and Victory Pioneer Fund, we note that the predecessor funds (except for Victory Pioneer Fund) are ESG-focused, however, the acquiring funds will not be ESG-focused. Please review the disclosure for these funds and revise where appropriate to better reflect the acquiring funds will integrate ESG policies, not focus on such policies. For example, please address the following, in addition to other applicable comments herein:

    a. It is stated in response to Items 4 and 9 principal investment strategies, that the Fund "integrates ESG analysis into its investment process by focusing on companies with sustainable business models and evaluating ESG-related risks as part of its research recommendations." Please consider replacing the word "focus," so that the sentence no longer implies that the Fund's focus is on ESG.

    b. Disclosure about the Fund's ESG integration methodology in response to Item 4 should be a summary. Please revise the disclosure in light of the Fund's ESG integration policy and move the more detailed disclosure about the ESG methodology (both in the principal strategy disclosure and the principal risk disclosure) to Item 9's principal investment strategy and risks disclosures, as appropriate (or delete from Item 4 any duplicative wording that is already included in response to Item 9). In addition, we note disclosure under Item 9 that "ESG-related concerns in one area might not automatically eliminate an issuer from being an eligible investment for the Fund. The Adviser may consider whether an issuer's ESG policies or practices are improving in making ESG evaluations." Please clarify therein whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered. *See also* comment 8 above.

    c. It is stated that the Adviser "uses thresholds based on revenue or other criteria to determine significant involvement in specific activities, which may vary by activity." Please briefly clarify in the disclosure what "specific activities" refers to. In addition, in response to Item 9, please disclose: (1) what "other criteria" referenced in the sentence above refers to; and (2) how the Adviser generally measures "significant involvement," and how such measurement "var[ies] by activity" (we note that some Funds, like the Victory Pioneer Global Value Fund, explain that "significantly involved" means deriving more than 10% of gross revenues from such activities, but that other Funds do not include an explanation).

d. The Fund discloses in response to Items 4 and 9 that "the Adviser considers ESG information in the context of the issuer's respective sector or industry," and the next paragraph discloses that the adviser also considers ESG ratings "relative to other companies both within the relevant industry and within the applicable universe of companies." Please revise the disclosure to reconcile these two statements.

e. If the Fund's policy with respect to investing in companies engaged in the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs, is not an exclusionary policy, please delete the disclosure, under "ESG Risk," that the Fund excludes securities of issuers in certain industries.

11. For Victory Pioneer Bond Fund, we note the Fund has the term "bond" in its name. The Fund's related 80% names rule policy, however, is not limited to bonds and includes broadly "debt securities" and "cash, cash equivalents and other short-term holdings." Please revise the Fund's 80% policy so that it is more focused on bonds, or supplementally explain why it would not be appropriate to do so.

12. For the Victory Pioneer AMT-Free Municipal Fund, the fundamental 80% policy described in the prospectus refers to the "interest" (rather than "income") being tax-exempt; and the fundamental AMT-free policy described in the SAI refers to the "interest" rather than "income" in the following clause: "the interest on which is a tax preference item for purposes of the federal alternative minimum tax". Please supplementally explain why it is appropriate to use the term "interest" rather than "income" as required by the rule.

Principal Investment Risks

13. Please update "[m]arket risk" (and other risks, as applicable) by deleting references to the transition from LIBOR and deleting the discussion of Brexit there and in "Risks of Non-U.S. Investments." Where applicable, please update the "Market risk" (and, as applicable, "Interest Rate Risk") discussion to address recent market events and economic developments.

14. Pursuant to the disclosure in "[m]unicipal securities risk," as applicable, if the Fund intends to focus its investments in any particular state, city, territory (including Puerto Rico), region, or in securities the payments on which are dependent upon a single project or source of revenues, or that relate to a sector or industry, please disclose – to the extent not already disclosed – such state, city, territory, region, or category of securities, and please include corresponding principal risks.

15. For Funds that include "Risks of non-U.S. investments," please specify (to the extent not already specified) in principal investment strategy disclosure in response to Item 4, the Fund's significant investments in any one region or country, and add any corresponding risk disclosure.

16. For Funds that invest significantly in emerging markets countries (*e.g.*, Victory Pioneer International Equity Fund; Victory Pioneer Global Growth Fund), please consider including risks of emerging markets countries (and any particular emerging market country which presents principal risks) as a separate principal risk factor, rather than as part of the "Risks of non-U.S. investments." In addition, we note that some Funds that include "Risks of non-U.S. investments" have deleted the following language that was disclosed under the predecessor fund prospectuses: "These risks may include different… auditing and financial recordkeeping requirements," and; "[i]nvestors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims." Please explain supplementally why such language was deleted or add it back. Also, for these Funds, where a list of emerging markets is included in response to Items 4 and 9, please provide a complete list of emerging markets countries, rather than stating that emerging markets "generally will include, but not be limited to" certain countries specified therein.

17. For a Fund that operates as a fund-of funds, where the Fund has deleted predecessor fund disclosure stating that "[t]he fund is exposed to the following risks through its investments in underlying funds," please supplementally explain such deletion or add the disclosure back to the prospectus.

18. Where repurchase agreements are part of the principal investment strategy (*e.g.*, Victory Pioneer Fundamental Growth Fund), please add risk disclosure regarding repurchase agreements. Please generally review each Fund to confirm that all applicable principal risks are disclosed.

19. Where equity securities are a principal investment, please provide, in response to Items 4 and 9, related risk disclosure, including that equity securities have a lower priority in reorganization or bankruptcy proceedings.

Performance

20. Please state that the predecessor fund had substantially similar objectives, policies, and investment strategies as the Fund, if true.

21. We note the disclosure that Class A, Class C, and Class Y shares' returns of the Fund will be different from the returns of the predecessor fund as they have different expenses. If the relevant classes of the Fund have higher expenses than the corresponding classes of the predecessor fund, then please state that if the predecessor performance had reflected the expenses of the Fund, the returns would be lower.

22. We note that some Funds state that they compare the predecessor fund's and the Fund's performance to more than one index. Where that is the case, please explain in the narrative explanation accompanying the bar chart and table (1) which index is the appropriate broad-based securities market index (in some cases, such as Victory Pioneer Securitized Income Fund, please provide the broad-based securities market index); and (2) information about the additional index (*e.g.*, that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives). *See* Instr. 2(b) to item 4(b)(2). In addition, where a Fund has selected an index that is different from the index used in a table for the immediately preceding period for the predecessor fund, explain in the

narrative disclosure (rather than a footnote) the reason(s) for the selection of a different index and provide information for both the newly selected and the former index. *See* Instr. 2(b) to item 4(b)(2).

Organization and Management of the Fund

23. Disclosure here states that certain portfolio managers currently have positions at Amundi US. Please confirm that this section will be updated, as applicable, in a pre-effective amendment after the closing of the transaction described in your cover letter to the registration statement.

Management Fee

24. When disclosing the aggregate fee paid to the adviser for the most recent fiscal year pursuant to Item 10(a)(1)(ii)(A), please state that it was the predecessor fund that paid such fees.

25. Please confirm supplementally that any expense limitation or other fee or expense waiver, to the extent they were in place for a predecessor fund, will not be subject to any right of recoupment by the Adviser following the reorganization.

Additional Fund Information

26. For a Fund that operates as a fund-of funds, please ensure that the disclosure of the underlying Funds' investment policies align with the underlying Funds' policies. For example, Victory Pioneer Solutions – Balanced Fund states in this section that, for its underlying fund Victory Pioneer Global Equity Fund, the minimum percentage [of its net assets in issuers located outside of the United States] is the lesser of (a) 40% or (b) the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus 10 percentage points. The Victory Pioneer Global Equity Fund discloses 5 percentage points with respect to (b), rather than 10. Please reconcile.

Investing with Victory Funds

27. Please revise to eliminate the information under "Share classes" that is largely duplicative of the second paragraph under this section.

28. We note the disclosure that, for Class A Shares, "[n]o CDSC is imposed on shares representing reinvested distributions." Please clarify, for all Share Classes, whether any sales loads (including initial sales loads) are imposed on shares, or amounts representing shares, that are purchased with reinvested dividends or other distributions. *See* Item 12(a)(1), Instr. 2.

29. Under "CDSC for Class A Shares," it is stated that the CDSC charge for certain redemptions specified in the paragraph "will be based on either the cost of the shares or NAV at the time of redemption, whichever is lower." Under "CDSC for Class C Shares," it is stated that the CDSC for the specified redemptions "is based on the current value of the shares being sold or their NAV when purchased, whichever is less. Please clarify in the disclosure what is meant by the "cost of the shares" versus "NAV" and whether the "cost of shares" is related to the time of purchase. Additionally, please clarify what is meant by "current value of the shares" versus "NAV."

Financial Highlights

30. Please include the auditor consent relating to the financial statements and financial highlights of the predecessor funds as an exhibit to the filing.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

General

31. For Victory Pioneer U.S. Government Money Market Fund, please confirm supplementally there has been no financial support provided to the predecessor fund over the past 10 years. *See* Item 16(e).

32. Under "Investment Practices, Instruments, and Risk," and throughout the SAI, please update the market and other events. We note, for example, under "Investments in Puerto Rico Municipal Securities," the risk disclosure refers to Hurricane Maria from 2017. Similarly, in certain SAIs, China risk discloses "[t]he effect of China's recent relaxation of its zero-COVID policy on China's economy and global supply chains may not be fully known for some time."

Fundamental Investment Policies and Limitations of the Fund

33. The Statement of Information for Victory Pioneer Bond Fund states: "[t]he Fund has adopted certain fundamental investment policies which, along with the Fund's investment objectives, may not be changed without the affirmative vote of the holders of…" It is stated elsewhere in the SAI and prospectus that the Fund's investment objectives may be changed without shareholder approval. Please reconcile and confirm that similar disclosure is not inadvertently included in other SAIs where not applicable.

34. Please revise the fundamental policy on concentration to more closely track the language of Section 8(b)(1) of the Investment Company Act of 1940, as amended (the "1940 Act") (*i.e.*, please state "industry or group of industries," rather than "any one industry"). *See also* Item 16(c)(1)(iv).

35. For Statements of Additional Information that include Funds with municipal securities as principal investments, please state, in the explanatory note about the concentration policy, that the fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund's compliance with its concentration policies.

36. Please supplementally explain the following explanatory note: "[t]ax-exempt Funds that invest 80% of their net assets in tax-exempt securities characterize investments in securities the interest upon which is paid from revenues of similar type projects by the type or types of projects" or delete as the current statement is unclear.

37. It is stated under "Other Restrictions," that for the Victory Pioneer AMT-Free Municipal Fund and the Victory Pioneer U.S. Government Money Market Funds, the adviser generally will not invest Fund assets in companies engaged in the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs." Given that we do not see such disclosure in those Funds' prospectuses, please confirm that the

restrictions stated accurately reflect the restrictions in the individual Funds: if so, please add such disclosures to the Funds' prospectuses.

38. For SAIs that include Funds that are fund of funds, or that include Funds that invest in other investment companies, please disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

39. Under "Other Restrictions," some of the SAIs refer to a Fund's 80% ESG policy, when the Fund no longer has an 80% ESG policy according to its prospectus (*e.g,* the November 1, 2024 SAI that includes Victory Pioneer Global Value Fund). Please review and revise these disclosures as appropriate.

40. For the Funds that are diversified, please move the paragraph labeled "Diversification" (which explains the shareholder approval required to change the Fund's classification from diversified to non-diversified) from under "Non-fundamental investment policy" to under "Fundamental Investment Policies and Limitations of the Funds" and combine it with the disclosure about the diversification classification that is the third paragraph below "Investment Policies and Limitations of the Funds". In addition, please explicitly state that the Fund's diversification classification is fundamental, rather than the current disclosure that "[a] Fund's classification and sub-classification is a matter of fundamental policy."

Proxy Voting Policies

41. Please state that information regarding voted proxies is available on the Fund's website, if true. *See* Item 17(f).

Other Investments and Investment Techniques

42. Please consider changing the references from "illiquid securities" to "illiquid investments" throughout the "Illiquid securities" paragraph as rule 22e-4 uses the term "illiquid investments." *See* rule 22e-4(b)(iv) under the 1940 Act.

Redeeming Shares

43. It is stated that "[e]ach Fund may effect redemptions in kind." Please supplementally confirm whether the Fund has filed Form N-18F-1. If so, please disclose the Fund may redeem in kind only for shareholders that hold the lower of $250,000 of the fund's value or 1% of its assets.

Compensation

44. The Fund discloses that "the table under 'Annual Fees, Expense and Other Information - Compensation of Officers and Trustees' sets forth the compensation paid to each of the Trustees." Please include the table in the format prescribed by Item 17(b)(4). We may have additional questions.

45. For SAIs that disclose a performance fee, please confirm supplementally that the performance fee and performance fee example disclosures have not changed from the applicable predecessor funds (if they have changed, please supplementally describe the

changes).

Control Persons and Principal Shareholders

46. Please confirm supplementally that no officers, directors/trustees and members of an advisory board own in excess of 1% of any class of shares of the Fund, or disclose the total percentage ownership. *See* Item 18.

Investment Adviser and Other Service Providers

47. Please confirm supplementally that there are no affiliated persons of the Fund who also are affiliated persons of the adviser, as described under Item 19(a). If there are such persons, please provide the information required by the Item.

48. We note the following disclosure: "[t]he Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of the services pursuant thereto, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its duties and obligations thereunder." Please supplementally explain the inclusion of "with respect to the receipt of compensation for services" after "breach of fiduciary duty" or delete the language.

49. Relating to "Administrator and Fund Accountant," please confirm supplementally that the next amendment on Form N-1A will include, for the past three years, a summary of the substantive provisions of any other management-related service contract of interest to a purchaser of the predecessor fund's shares, under which services were provided to the Fund, indicating the parties to the contract, and the total dollars paid and by whom for the past three years. *See* Item 19(d). Similarly, where information is not yet included in the registration statement for prior periods as required to be disclosed by Items 14 through 27, please confirm supplementally that such information will be included and, where applicable, the disclosure should specify that the information relates to the predecessor fund or predecessor entity. This should include, for example: adding disclosure about portfolio turnover rates to specify that the portfolio turnover rates are for each Fund's predecessor fund; and disclosing, in response to Item 19(g)(3), any unreimbursed expenses incurred under a previous Rule 12b-1 Plan from a previous year and carried over to future years, if applicable.

Derivative Actions Brought by Shareholders

50. Please move the disclosure in this section to an appropriate location in the prospectus.

51. We note the disclosure of the following provisions expected to be included in the to-be-filed Declaration of Trust, and that such provisions "may not apply to claims brought under federal securities laws": (1) the provision requiring at least 10% of the outstanding voting securities of the Trust, applicable Fund or Class to join in the request to bring the derivative action; and (2) the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action. Please ensure that the requirement to make a

pre-suit demand (provision (a) in the paragraph that begins with "[p]ursuant to the Trust Instrument,") is also not applicable to claims brought under the federal securities laws, and please also replace "may not" with "does not". We may have additional comments once you have provided the amended and restated Declaration of Trust, if applicable.

52. Some SAIs, such as the SAI for Victory Pioneer Bond Fund, contain two sections addressing derivative actions, with different disclosures (for this SAI, they appear under both headers "Derivative and Direct Actions" and "Derivative Actions Brought by Shareholders" – note that one section refers to Massachusetts law). Please supplementally inform us as to which disclosures are correct, eliminate any duplication, ensure that the federal securities claims carve-outs referred to in the comment above are included in all prospectuses, and ensure that disclosures about venue and jury trials are included in all SAIs and prospectuses, subject to our additional comments on those provisions. For disclosure about an exclusive Federal court provision (as in the SAI for Victory Pioneer Bond Fund), please also disclose the corresponding risks (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the l933 Act and l940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

Part C: Other Information

53. In response to Item 30 (Indemnification), please add the following pursuant to Rule 484 under the Securities Act of 1933, as amended (the "Securities Act"):

   a. "Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue."

54. In In response to Items 31 and 32, please deleted the forward-looking language, such as references to the "expected" investment adviser and that VCS is "expected" to act as principal underwriter.

55. In In response to Item 31, please delete "to the knowledge of the Registrant" from the following sentence: "To the knowledge of Registrant, none of the directors or officers of the Adviser is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation, or employment of a substantial nature."

56. In response to Item 32, please confirm supplementally that the response to this Item will include information required by the Item for each director, officer, or partner of each principal underwriter named in the response to Item 25.

57. After Item 35, please delete the "Notice" and the following paragraph, if they are errant, or supplementally explain why the language is included.

Exhibits

58. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons, and replace them with the standards set forth in Section 7.(a) of the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter ("fiduciary covered persons") are inconsistent with federal securities laws and the Commission's express views on such persons' fiduciary duties. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws.

Please add a provision to the Declaration of Trust, or otherwise modify the Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Closing

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. If no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-8645.

Sincerely,

/s/ Emily Rowland
Emily Rowland

cc: Andrea Ottomanelli Magovern, Assistant Director
        Matthew Williams, Branch Chief

<u>Appendix A:</u>

1. Victory Pioneer AMT-Free Municipal Fund
2. Victory Pioneer Bond Fund
3. Victory Pioneer CAT Bond Fund
4. Victory Pioneer Core Equity Fund
5. Victory Pioneer Active Credit Fund
6. Victory Pioneer Disciplined Growth Fund
7. Victory Pioneer Disciplined Value Fund
8. Victory Pioneer Equity Income Fund
9. Victory Pioneer Equity Premium Income Fund
10. Victory Pioneer Floating Rate Fund
11. Victory Pioneer Fund
12. Victory Pioneer Fundamental Growth Fund
13. Victory Pioneer High Income Municipal Fund
14. Victory Pioneer High Yield Fund
15. Victory Pioneer International Equity Fund
16. Victory Pioneer Intrinsic Value Fund
17. Victory Pioneer Mid Cap Value Fund
18. Victory Pioneer Multi-Asset Income Fund
19. Victory Pioneer Multi-Asset Ultrashort Income Fund
20. Victory Pioneer Securitized Income Fund
21. Victory Pioneer Select Mid Cap Growth Fund
22. Victory Pioneer Short Term Income Fund
23. Victory Pioneer Solutions - Balanced Fund
24. Victory Pioneer Strategic Income Fund
25. Victory Pioneer U.S. Government Money Market Fund
26. Victory Pioneer Balanced Fund
27. Victory Pioneer Global Equity Fund
28. Victory Pioneer Global Growth Fund
29. Victory Pioneer Global Value Fund